Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS SECOND QUARTER AND FIRST HALF 2012 RESULTS

Santiago, Chile, August 27, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results, stated under IFRS, for the second quarter and six-month period ended June 30, 2012. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30, 2012 (US$1.00=Ch$501.84).

Highlights 2Q 2012 v. 2Q2011

•	Total sales rose by 7.2%.
•	Bottled export sales in Chilean pesos increased 10.5%.
•	Bottled export shipments increased 5.0% to 4,967,598 cases.
•	Bottled wine domestic sales in Chile decreased 2.6% by value and decreased 8.1% by volume.
•	Domestic sales of new business (liquor and beer) in Chile increased 13.0% and represented 31.7% of total domestic sales.
•	Net income decreased 7.6% to Ch$8,850 million (US$17.6 million).
•	Ebitda decreased 10.6% to Ch$14,061 million (US$28.0 million). Ebitda margin was 12.7%.
•	Earnings per share decreased 7.6% to Ch$11.8.

Highlights 1H2012 v. 1H2011

•	Total sales rose by 9.1%.
•	Bottled export sales in Chilean pesos increased 3.2%.
•	Bottled export shipments decreased 3.2% to 8,988,467 cases.
•	Bottled wine domestic sales in Chile decreased 1.6% by value and decreased 11.0% by volume.
•	Domestic sales of new business (liquor and beer) in Chile increased 20.7% and represented 31.8% of total domestic sales.
•	Net income decreased 12.3% to Ch$14,080 million (US$28.1 million).
•	Ebitda decreased 10.8% to Ch$23,712 million (US$47.3 million). Ebitda margin was 11.9%.
•	Earnings per share decreased 12.3% to Ch$18.8.

Summary

In the second quarter of 2012 our net sales grew by 7.2% and our export volumes increased, despite the uncertainty in the economies in general, showing that the strategy of market diversification and distribution integration is yielding the expected results. This growth was mainly driven by UK and Asia which grew 18.1% and 8.2% in volumes during the quarter.

In the domestic market, bottled wine volumes dropped by 8.1% and sales have decreased by 2.6% in this second quarter against the same period last year, as a result of a 6.1% increase in average price. The premium wines have continued to grow; they grew 7.7% in volume in the second quarter this year. The domestic market - new business which includes premium beer (imported and local) and liquors has being a significant growth factor for the company, this category grew 13.0% in the quarter and represented 31.7% of total domestic sales, and 6.4% of our total sales.

During the quarter Fetzer represented an 10.8% of our total sales, and a 6.0% of the total bottled volume sold.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined both in the domestic market and in the export market.

During the first half of the year we faced higher wine cost than the same period last year due to the full incorporation in our margins of the harvest 2011.

In this six month period our EBITDA decreased 10.8% totaling Ch$23,712 (US$47.3 million).

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Second Quarter 2012 Results

Total Revenues

Company revenues increased 7.2% in the second quarter totaling Ch$111,142 million (US$221.5 million). This is mainly explained by the increase in the export sales and the increase in our sales of other products in Chile (liquors, and premium beers).

Table 1

Total Revenues

(in Ch$ millions)

	2Q12	2Q11	Change (%)	1H 2012	1H 2011	Change (%)
Export sales(1)	69,436	62,317	11.4%	122,956	118,574	3.7%
Domestic sales–wine	15,136	15,610	-3.0%	27,398	27,907	-1.8%
Domestic sales–new business	7,038	6,227	13.0%	12,763	10,572	20.7%
Argentina exports (2)	3,704	3,902	-5.1%	6,692	7,004	-4.4%
Argentina domestic	1,523	1,669	-8.7%	3,196	3,307	-3.4%
U.S.A. (Fetzer)(2)	12,039	12,038	0.0%	22,558	12,038	87.4%
Other revenues	2,267	1,881	20.5%	4,436	3,848	15.3%
TOTAL	111,142	103,643	7.2%	200,000	183,250	9.1%

Table 2

Sales of Bottled Wine

		2Q12	2Q11	Change (%)	1H 2012	1H 2011	Change (%)
Sales (in Ch$ million)
Export Markets(1)		69,391	62,270	11.4%	122,911	118,537	3.7%
Domestic Market - wine		15,136	15,534	-2.6%	27,398	27,831	-1.6%
Domestic Market - new business		7,038	6,227	13.0%	12,763	10,572	20.7%
Argentina Exports(2)		3,704	3,902	-5.1%	6,692	7,004	-4.4%
Argentina Domestic		1,434	1,578	-9.2%	2,950	3,111	-5.2%
U.S.A. (Fetzer)(2)		12,039	11,894	1.2%	22,558	11,894	89.7%
Total Sales		108,741	101,404	7.2%	195,272	178,949	9.1%
Volume (thousand liters)
Export Markets (1)		42,281	39,707	6.5%	76,505	78,288	-2.3%
Domestic Market - Wine		15,490	16,862	-8.1%	27,661	31,071	-11.0%
Argentina Exports (2)		2,427	2,883	-15.8%	4,391	5,268	-16.6%
Argentina Domestic		1,077	1,327	-18.9%	2,318	2,698	-14.1%
U.S.A. (Fetzer)(2)		4,569	4,483	1.9%	8,701	4,483	94.1%
Total Volume		65,844	65,263	0.9%	119,576	121,807	-1.8%
Average Price (per liter)	Currency
Export Markets	US$	3.30	3.34	-1.3%	3.25	3.19	2.1%
Domestic Market - Wine	Ch$	977.1	921.2	6.1%	990.5	895.7	10.6%
Argentina Exports	US$	3.07	2.88	6.4%	3.09	2.80	10.4%
Argentina Domestic	US$	2.68	2.53	5.7%	2.59	2.43	6.8%
U.S.A. (Fetzer)	US$	5.30	5.66	-6.2%	5.26	5.66	-7.0%

(1)	Export sales include exports to third parties and sales of the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore and Mexico).
(2)	This figure excludes shipments to the Company’s distribution subsidiaries.

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Export Revenues

Export sales rose 10.5% to Ch$73,140 million (including exports sales from Argentina) as compared to Ch$66,219 million in 2Q 2011. This increase was driven by higher volumes and helped by the depreciation of the Chilean peso against all major export currencies, which in the quarter was a 5.9% against the US dollar and 2.8% against the sterling pound; against the Euro the Chilean peso appreciated 5.6%.

Graph 1

Export Volume by Region (Including Exports from Argentina)

2nd Quarter 2012

•         Bottled Wine Sales - Volume:

Export sales volume in the quarter grew 5.0% reaching 4,967,598 nine liter cases.

Sales volumes increased in most of our export region, except South America, and Central America and Caribbean, which dropped respectively 12.0% and 5.1% in volume in the quarter. Volumes exported to US and Canada increased 5.4% and 11.0% respectively, Continental Europe increased by 0.7%, Asia rose by 8.2% and Africa increased by 3.1%. Sales of our UK subsidiary (which represented 27.8% of the export volume of the Company in the quarter) rose by 18.1%.

Domestic Sales, Chile

Bottled domestic wine sales decreased 2.6% to Ch$15,136 million (US$30.2 million) in 2Q12, from Ch$15,534 million (US$31.0 million) in 2Q11, following a 8.1% decrease in volume and a 6.1% increase in the average price. Domestic market bottled wine sales by volume totaled 15.5 million liters in the quarter. The 8.1% drop in volume reflects a decrease in the generic category of 9.7%, and increases in the Premium (and above) categories, of 7.7% in this category as a whole. Premium (and above) categories represented 5.2% of the domestic volume and 20.6% of the domestic value.

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Company brands continue its leadership in the market. According to AC Nielsen’s figures, for the five-month period ended May 2012, Concha y Toro’s market share was 29.9%, lower than the 30.9% obtained in the same period of 2011.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors totaled Ch$7,038 million (US$14.0 million), a 13.0% increase from the same quarter last year showing a strong performance since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the distribution of premium beer.

Argentine Operations

Revenues from the Argentine operation decreased 6.2% to Ch$5,227 million as a result of a 5.1% decrease in exports and a 8.7% decrease in domestic sales.

For the quarter, total Argentine exports of bottled wine totaled 269,677 cases, a decrease of 15.8% over 2Q11. The average price in US$ terms increased 6.4% in the quarter.

On the domestic side, sales in Argentina by volume decreased 18.9% to 119.643 cases. The average price in US$ terms increased 5.7% in the quarter.

U.S.A (Fetzer)

In 2Q12 Fetzer sales totaled Ch$12,039 (US$24.0 million) considering 507,643 cases. In the quarter Fetzer represented 10.8% of our total sales, and 6.9% of our total volume of bottled wines.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 20.5%, to Ch$2,267 million (Ch$4.5 million).

Cost of Sales

For the quarter, the total cost of sales rose 9.6% to Ch$73,138 million (US$145.7 million) from Ch$66,736 million (US$133.0 million) in 2Q11. The cost of sales as a percentage of total sales increased to 65.8% from 64.4% mainly as a result of a higher cost of wine.

The gross margin decreased to 34.2% from 35.6%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 12.5% to Ch$28,099 million (US$56.0 million) in 2Q12 compared to Ch$24,971 million (US$49.8 million) in 2Q11. As a percentage of sales, SG&A increased to 25.3% from 24.1% in 2Q11.

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EBIT

EBIT (Gross Revenue, less Distribution cost and Administrative expenses) decreased 17.0% to Ch$9,905 million (US$19.7 million) in 2Q11 compared to Ch$11,937 million (US$23.8 million) in 2Q11. The operating margin as a percentage of sales decreased to 8.9% from 11.5% in 2Q11.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$639 million (US$1.3 million) as compared to a gain of Ch$286 million (US$0.6 million) in 2Q2011.

Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 2Q12 was Ch$2,368 million (US$4.7 million).

Financial expenses increased 24.0%, financial expenses in 2Q12 were Ch$1,987 million (US$4.0 million) and in 2Q11, Ch$1,594 million (US$3.2 million).

As of June 30, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$218,679 million (US$435.8million), representing an increase of Ch$33,152 million (US$66.1 million) as compared to the net financial debt for June 30, 2011.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 7.6% to Ch$8,850 million (US$17.6 million) from Ch$9,579 million (US$19.1 million). Based on 747,005,982 weighted average shares, Concha y Toro’s earnings decreased to Ch$11.8 per share from Ch$12.8 in the 2nd quarter 2011.

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First Half 2012 Results

Total Revenues

Total revenues for the first half of 2012 increased 9.1% to Ch$200,000 million (US$398.5 million). This is mainly explained by the increase in the export sales, the increase in our sales of other products in Chile (liquors, and premium beers) and the acquisition of Fetzer in April 2011.

Export revenues

Export revenues (including sales from Argentina) increased 3.2% totaling Ch$129,648 million in 6M12 as compared to Ch$125,578 million in 6M11.

Exports of bottled wine increased 3.2%, reaching Ch$129,603 (US$ 258.3 million). This increase was driven by an 2.6% increase in the average export price in US dollars and a decrease of 3.2% in volume.

The increase in sales in export market was partially helped by the depreciation of the Chilean peso against all major export currencies, which in the period was a 3.7% against the US dollar and 1.4% against the sterling pound; against the Euro the Chilean peso appreciated 4.3%.

Graph 2

Export Volume by Region (Including Exports from Argentina)

6-months 2012

•          Bottled Wine Sales – Volume:

For the six-month period, Company volumes decreased 3.2%, with sales of 8,988,467 cases as compared to 9,283,932 cases in 6M11. In this period we highlight the growth achieved in UK, which grew 11.3%. Shipments to Asia grew 14.3% with strong volumes in Japan and South Korea. Sales volume in Continental Europe, the U.S. and Canada decreased 5.5%, 14.3% and 0.1% respectively. South America, Central America and Caribbean and Africa dropped by 16.7%, 17.0% and 22.1% respectively.

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Domestic Sales, Chile

Bottled domestic wine sales in Chile decreased 1.6% in value to Ch$27,398 million (US$54.6 million) in 6M12, from Ch$27,831 million (US$55.5 million) in 6M11, following an 11.0% decrease in volume and a 10.6% increase in the average price. The volume of bottled wine sales on the domestic market totaled 27.7 million liters, the price per liter reached Ch$990.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer and liquors, totaled Ch$12,763 million (US$25.4 million). The 20.7% increase in this category follows the increase in overall sales following the incorporation of the Diageo liquor portfolio since May 2009 and the distribution of premium beer.

Argentine Operations

Revenues from our Argentine business decreased 4.1% to Ch$9,888 million following a 4.4% decrease in exports and a decrease of 3.4% in domestic sales. This situation is partly driven by the increases in the average price of exports and domestic market of 10.4% and 6.8% respectively in US dollars, as a consequence of the repositioning of the brand in higher price points. For the first half 2012, Trivento’s exports of bottled wine totaled 487,884 cases with a 16.6% volume decrease over first half 2011.

Domestic bottled wine sales in the Argentine market totaled Ch$2,950 million and 257,549 cases, decreasing 5.2% in value and 14.1% in volume.

U.S.A (Fetzer)

In 1H2012 Fetzer bottled sales totaled Ch$22,558 (US$45.0 million) considering 966,779 cases. In the period Fetzer represented 11.3% of our total sales, and 7.3% of our total volume of bottled wines.

Other Revenues

Other revenues increased 15.3% to Ch$4,436 million (US$8.8 million).

Cost of Sales

For the period, the total cost of sales rose 11.7% to Ch$134,429 million (US$ 267.9 million) from Ch$ 120,328 million (US$ 239.8 million) in the first half of 2011. Cost of sales as a percentage of total sales increased to 67.2% from 65.7% mainly as a result of a higher cost of wine.

The gross margin moved to 32.8% from 34.3%.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 13.8% to Ch$49,840 million (US$99.3 million). As a percentage of revenues, SG&A increased to 24.9% from 23.9% in 6M11.

EBIT

EBIT (Gross Revenue, less Distribution cost and Administrative expenses) decreased 17.7% to Ch$15,730 million (US$31.3 million) compared to the Ch$19,125 million (US$ 38.1 million) in 6M11. As a percentage of sales, the EBIT margin decreased to 7.9% to from 10.4%.

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Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) result showed a gain of Ch$1,506 million (US$ 3.0 million) as compared to a gain of Ch$687 million (US$1.4 million) in 6M11.

In terms of the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports, and the profit for this concept in 6M2012 was Ch$4,818 million (US$9.6 million).

Financial expenses increased 64.6% due the debt increase to acquire Fetzer in April 2011, financial expenses in first half 2012 were Ch$3,816 million (US$7.6 million) and in first half 2011, Ch$2,319 million (US$4.6 million).

As of June 30, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$218,679 million (US$435.8million), representing an increase of Ch$33,152 million (US$66.1 million) as compared to the net financial debt for June 30, 2011.

Net Income and Earnings per Share (EPS)

Net income for the period decreased 12.3% to Ch$ 14,080 million (US$28.1 million) from Ch$16,057 million (US$ 32.0 million). Concha y Toro’s EPS decreased to Ch$ 18.8 per share from Ch$ 21.5 in 6M2011.

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Balance Sheet

Assets

As of June 30, 2012, the Company’s consolidated assets totaled Ch$818,309 million (US$1,630.6 million) and were Ch$ 89,355 million (US$ 178.1 million) higher than the figure reported a year earlier, mainly due higher inventories.

Liabilities

As of June 30, 2012, net financial debt (this is excluding cash and cash equivalent) was Ch$218,679 million (US$435.8million), representing a year-on-year increase of Ch$33,152 million (US$66.1 million) as compared to the net financial debt for June 30, 2011. Total liabilities were Ch$ 411,415 million (US$820.0 million), representing a 15.2% increase from the same period last year.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 135 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 8,800 hectares of vineyards in Chile, 1,100 hectares in Argentina and 450 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,561 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as "anticipate", "continue", "estimate", "expect", "intend", "may", "believe" and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company's filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	2Q2012 Th. Ch$	2Q2011 Th. Ch$	Change %	1H2012 Th. Ch$	1H2011 Th. Ch$	Change %

Income from ordinary activities	111,142,437	103,643,304	7.2%	199,999,575	183,249,910	9.1%
Cost of sales	(73,137,957)	(66,735,512)	9.6%	(134,428,998)	(120,328,306)	11.7%

Gross Revenue	38,004,480	36,907,792	3.0%	65,570,577	62,921,604	4.2%

Other income by function	256,275	112,092	128.6%	326,960	124,183	163.3%
Distribution costs	(25,069,129)	(22,858,464)	9.7%	(42,659,097)	(38,144,291)	11.8%
Administrative expenses	(3,029,913)	(2,112,422)	43.4%	(7,181,007)	(5,652,516)	27.0%
Other expenses by function	(132,548)	(195,613)	-32.2%	(265,943)	(295,592)	-10.0%
Financial income	233,156	82,385	183.0%	450,954	261,169	72.7%
Financial expenses	(1,986,721)	(1,593,965)	24.6%	(3,816,435)	(2,318,804)	64.6%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	142,516	216,296	-34.1%	424,895	98,192	332.7%
Exchange differences	2,368,082	1,782,889	32.8%	4,818,410	3,208,163	50.2%
Income/expense by adjustment units	(242,056)	(118,054)	105.0%	(432,878)	(390,347)	10.9%

Income before tax	10,544,142	12,222,936	-13.7%	17,236,436	19,811,761	-13.0%
Income tax expense	(1,694,490)	(2,644,434)	-35.9%	(3,156,063)	(3,755,165)	-16.0%

Net Income	8,849,652	9,578,502	-7.6%	14,080,373	16,056,596	-12.3%
Income per share	11.8	12.8	-7.6%	18.8	21.5	-12.3%

Income attributable to owners of the company	8,859,328	9,578,501	-7.5%	14,090,617	16,056,590	-12.2%
Income attributable to non-controling interests	(9,676)	1	—	(10,244)	6	—

EBITDA	14,061,068	15,719,557	-10.6%	23,712,366	26,574,029	-10.8%
Gross Revenue	38,004,480	36,907,792	3.0%	65,570,577	62,921,604	4.2%
Distribution costs	(25,069,129)	(22,858,464)	9.7%	(42,659,097)	(38,144,291)	11.8%
Administrative expenses	(3,029,913)	(2,112,422)	43.4%	(7,181,007)	(5,652,516)	27.0%
Depreciation	3,690,666	3,564,601	3.5%	7,516,691	7,026,476	7.0%
Amortization	464,964	218,051	113.2%	465,202	422,756	10.0%

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	June 30, 2012	June 30, 2011
Assets

Cash and cash equivalents	23,472,774	7,594,307
Inventories	239,241,625	207,498,225
Accounts receivable	114,455,369	97,754,027
Biological current assets	4,176,534	3,742,930
Other current assets	30,622,852	25,670,241
Total current assets	411,969,154	342,259,730

Property, plant & equipment, net	260,211,019	250,987,557
Biological fixed assets	61,901,350	57,563,810
Other fixed assets	13,376,176	11,414,665
Other assets non current	70,851,104	66,728,411
Total non current assets	406,339,649	386,694,443
Total assets	818,308,803	728,954,173

Liabilities
Loans and other liabilities	82,739,946	39,285,295
Other current liabilities	137,641,068	132,225,785
Total current liabilities	220,381,014	171,511,080

Loans and other liabilities	159,411,958	153,836,424
Other non current liabilities	31,722,062	31,739,882
Total non current liabilities	191,134,020	185,576,306

Total Liabilities	411,515,034	357,087,386

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	313,277,371	284,142,937
Other reserves	9,052,478	3,545,054
Net equity attributable to parent comp. shareholders	406,508,639	371,866,781
Minority Interest	285,130	6
Total Equity	406,793,769	371,866,787
Total Equity and Liabilities	818,308,803	728,954,173

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